SONS OF GWALIA LTD
ABN 46 008 994 287

GWALIA

FILE NBR 82-1039

02028753

PKL:KS:02.178
17 April 2002

Mr Samuel Wolff
Special Counsel
Securities & Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Washington DC, 20549
U.S.A.

SUPPL

02 APR 30 AM 11:15

Dear Sir

In accordance with Rule 12g3-2(b) of the Securities Exchange Act, we enclose herewith the following, which have been released to the Australian Stock Exchange:

- Quarterly Report for the three months ending 31 March 2002.
- Media Release issued in conjunction with the Quarterly Report, dated 17 April 2002.

Yours faithfully

for PETER LALOR
EXECUTIVE CHAIRMAN

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

cc: Jo Ann R Ward
Citibank NA
New York

Encl

16 Parliament Place, PMB 16, West Perth, Western Australia 6872
Tel (61-8) 9263 5555 Fax (61-8) 9481 1271

MEDIA Release

GWALIA

17 April 2002

SONS OF GWALIA FIVE YEAR BUSINESS PLAN ESTIMATES +600,000 OUNCES P.A. GOLD PRODUCTION OVER LIFE OF PLAN

Sons of Gwalia Ltd ("Gwalia") today released its report for the quarter ended 31 March 2002 and said that, under its 2002/03 Five Year Plan, its estimated annual gold production would be +600,000 ounces a year for a minimum of five years.

The Company said that annual gold production of this order would come from its three strategic gold regions at Southern Cross, Leonora and Laverton in Western Australia.

Gwalia also said that it would aggressively pursue its exploration strategies in the three belts with the objective of achieving both short and long term exploration success.

Operational and financial synergies resulting from the structural review post the PacMin Mining acquisition had already been achieved and the Company would continue with targeted programmes aimed at further reducing costs and increasing cash margins per ounce of gold produced.

QUARTERLY GOLD PRODUCTION MEETS BUDGETARY TARGETS

Gwalia said that its gold production for the March quarter totalled 148,399 fine ounces and met its targets for the quarter.

TANTALUM PRODUCTION INCREASES BY 50% FOR THE QUARTER WITH SALES INCREASING BY 30%

Gwalia also reported that it had produced a record 628,425 lbs of tantalum for the quarter following the successful expansion and commissioning of its plants at Greenbushes and Wodgina.

Sales increased by 30 per cent over the previous quarter in line with contractual commitments.

Sons of Gwalia Ltd
PMB 16 West Perth Western Australia 6872
Tel: (618) 9263 5555 Fax: (618) 9481 1271 Website: www.sog.com.au

REPORT ON ACTIVITIES
For The Quarter Ended 31 March 2002

HIGHLIGHTS

CORPORATE

- The acquisition of Probo Mining Ltd ("Probo") enhances the Company's strategic position in the Murray Basin Mineral Sands region.
- Balance Sheet restructuring completed.
- A new gold joint venture increases the Company's dominance in the Southern Cross region.
- Kemerton Silica Sand project sold for $15 million.

GOLD

- Gold production for the quarter of 148,399 fine ounces met operating targets.
- Initial development of the Company's Five Year Business Plan estimates annual gold production of +600,000 ounces over the life of the plan.
- Resource exploration success in the South Laverton region.

ADVANCED MINERALS

- Tantalum production increased by 50% during the quarter with sales increasing by 30% over the previous quarter.
- Record tantalum production of 628,425 lbs following successful project commissionings.
- Quarterly tantalum sales of 566,090 lbs in line with sales contracts.
- Commissioning of Greenbushes and Wodgina expansions completed with both plants exceeding nameplate throughput levels.

EXECUTIVE CHAIRMAN'S COMMENTS

OVERVIEW

Both gold and advanced minerals production and sales met the Company's targets for the quarter.

A high level of corporate activity continued in the March quarter, including finalisation of the Balance Sheet restructuring following the PacMin Mining Corporation Ltd ("PacMin") acquisition, further acquisitions in the Murray Basin Mineral Sands region, the sale of the Company's Kemerton Silica Sand interest and a number of joint ventures in the Gold Division.

GOLD

Gold production for the quarter was 148,399 ounces which was in line with operating forecasts.

As part of the Company's 2002/03 Budget and Five Year Plan, a preliminary analysis of the Company's gold production for the next five years was completed following the acquisition of PacMin. This analysis indicates total gold production in excess of 600,000 ounces a year from our three key regional areas for at least the next five years.

ADVANCED MINERALS

The expansions of the Greenbushes and Wodgina Mines were completed on time and on budget with commissioning completed at both sites. The Hon. Clive Brown, the Minister for State Development in Western Australia, officially opened the Greenbushes expansion on Thursday 7 March.

Tantalum production was a record and sales for the quarter increased by 30% and was in line with the Company's take or pay contracts.

The Company expects to deliver tantalum for the rest of the financial year in accordance with the previously announced sales figure of approximately two million lbs.

During the quarter, industry statistics indicate an ongoing reduction in inventory levels of various products. In addition, demand is steadily increasing in line with new orders for a range of tantalum products.

SUMMARY

Both gold and advanced minerals production and sales met forecast targets for the March quarter.

Early work on the 2002/03 Budget and Five Year Plan indicates increased tantalum production and sales in the future combined with +600,000 ounces a year gold production will be achieved over the life of the plan.

The Balance Sheet restructuring has now been completed.

The Company has significantly improved its strategic position in the Murray Basin Mineral Sands region and will continue to work towards increasing production, in conjunction with its joint venture partner, and working towards consolidation of the resources in the region to ensure orderly development, rational marketing strategies and efficient capital allocation.

Peter Lalor
Executive Chairman
17 April 2002

GOLD OVERVIEW

PRODUCTION

Gold production for the March quarter totalled **148,399 fine ounces**, in line with annual production expectations. Gold was produced at an average cash cost of **$410 per ounce** and sold at **$592 per ounce**. This returned a cash margin of **$182 per ounce**.

SONS OF GWALIA EQUITY GOLD PRODUCTION

Operation	Tonnes Milled	Head Grade (g/t)	Production ounces	Cash Cost/oz	Total Cost/oz	YTD Production	YTD Cash Cost/oz	YTD Total Cost/oz
Leonora Operations								
Sons of Gwalia Operations								
Gwalia underground	106,684	4.19	13,007			35,397		
Ulysses	11,592	3.41	1,121			1,121		
Sundat stockpile	14,994	2.28	975			975		
Jasper Flat stockpile	120,983	1.29	4,527			11,380		
Gwalia stockpile	190,497	1.05	5,851			20,234		
Forrest	0	0	0			5,795		
Kailis	0	0	0			10,473		
Anchor	0	0	0			3,409		
Tarmoola Operations								
Tarmoola	859,447	1.54	40,840			92,090		
LEONORA REGION	**1,304,197**		**66,321**	**360**	**463**	**180,874**	**365**	**466**
Southern Cross Region								
Marvel Loch open pit	352,973	1.63	16,301			45,023		
Yilgarn Star	81,776	4.78	11,301			38,504		
Golden Pig	66,042	6.03	11,314			36,111		
Great Victoria Gold	77,224	3.78	8,288			23,706		
Other sources	69,835	1.08	2,137			6,316		
SOUTHERN CROSS REGION	**647,850**	**2.68**	**49,341**	**462**	**589**	**149,660**	**428**	**542**
Laverton Region								
Carosue Dam	628,767	1.77	32,737			69,157		
LAVERTON REGION	**628,767**	**1.77**	**32,737**	**432**	**511**	**69,157**	**361**	**437**
TOTAL GOLD PRODUCTION	**2,580,814**		**148,399**	**410**	**515**	**399,691**	**388**	**489**

NOTE:

(a) "Cash operating costs" are defined to include all expenditures directly incurred on mining, crushing and processing operations plus site overheads and ongoing rehabilitation, net of movements in deferred mining expenditures and stockpiles.

(b) "Total costs" include all site related depreciation and amortisation expenses and royalties. Average total costs are weighted by production.

LEONORA REGION

Sons of Gwalia Mine

At the Sons of Gwalia Mine, production for the quarter was **25,481 fine ounces** at a cash cost of **$437 per ounce**.

Production from Gwalia Underground improved over the quarter exceeding the revised annualised production target of 400,000 tpa. Stoping in Main Lode and South Gwalia Series performed as expected, resulting in improved productivity and a continuing trend of positive grade reconciliation. Ore from the 375L stoping panel was also accessed in preparation for production to commence from this area in the fourth quarter.

At Ulysses, mining of the open pit continued with ore delivered to the treatment plant on schedule towards the end of the quarter. Mining has proceeded ahead of schedule due to productivity improvements, with resultant cost reductions. The operation will continue to provide high grade feed over the next two quarters.

Tarmoola Operations

Gold production for the quarter from the Tarmoola Operation was **40,840 fine ounces** at a cash cost of **$312 per ounce**.

The Tarmoola operations continues to meet throughput estimates and performs well against unit mining treatment cost forecasts.

The majority of the ore production from the Tarmoola pit came from within the North 4 North pit. Minor quantities of ore were generated from the Saddle pit, which is a zone within the Tarmoola South pit. Production from the Galahad pit (a satellite of Tarmoola) was completed during the period. Down dip drilling of this deposit has indicated potential for resource extensions which will be fully evaluated in the next quarter. Treatment sources included a blend run of mine ore and low grade stockpile resulting in a lower average grade treated.

Resource development at the Wonder pit, situated some 3 kilometres to the east of the completed Celtic pit, which is scheduled to begin ore deliveries to the Tarmoola mill, was completed during the quarter. Mining activity will commence during the June quarter.

Development of the Tarmoola North 5 South cutback was interrupted in January following the partial failure of a section of the pit wall. The necessary remedial works will slow the advance rate in this area of the open cut. As a consequence, mining of additional ore from the North 4 North cutback has been programmed and will provide the primary feed source for the operation in the June quarter.

A programme of resource development drilling commenced within the Tarmoola pit with the aim to identify zones of mineralisation beneath the North 4 North pit, within the Eastern Flank and the South pit. The majority of this work will be complete by the end of the financial year with only a small percentage of drilling remaining around the fringe of the South pit to be completed within the September quarter of financial year 2003.

LEONORA REGION – DEVELOPMENT

Gwalia Underground

An infill drilling programme of 2,241 metres to test Main Lode below the level of current stoping was completed during the quarter. Results to date have shown remnant Main Lode mineralisation to be thinner than in the upper levels, although higher grade mineralisation has been intercepted in the immediate vicinity of old stopes. Significant results include:

Hole No.	Collar N	Collar E	Collar RL	Depth from (m)	Depth to (m)	Interval (m)	Grade (g/t Au)
UGD731	6720.6	7823.9	5041.6	65.53	69.83	4.30	5.08
UGD736	6739.5	7819.9	5042.1	58.90	61.90	3.00	15.56
UGD751	6779.6	7823.6	5043.1	77.25	80.38	3.13	17.38
UGD753	6799.3	7819.5	5044.2	58.70	63.90	5.20	9.74
UGD760	6805.7	7823.4	5043.6	33.00	37.00	4.00	3.54
				64.70	68.16	3.46	14.29

An infill drilling programme to test the down plunge extension of South Gwalia Series also commenced during the quarter. This programme is designed to delineate production sources below the 375L from the South Gwalia Series. A total of 1,398 metres of drilling was completed.

These early results from both the Main Lode and the Gwalia South Series will be assessed in terms of forecast production schedules during the June quarter.

Gwalia Deeps

As outlined in the last quarterly report, technical studies have confirmed the technical and economic viability of the proposed mine development. This project is now being assessed as part of the regional strategic review due for completion in June.

LEONORA REGION – EXPLORATION

A review of exploration data in the ex-PacMin ground position around Tarmoola has been completed and the highest priority exploration target is a 50 kilometre strike length of the Thunderbox Shear Zone. This zone hosts the Thunderbox gold deposit and stretches from south of Thunderbox to east of Tarmoola. This structure is largely covered by transported overburden and only sparsely drilled. First-pass pattern drilling of the most prospective strike-segments of this structural zone is planned for the June quarter.

SOUTHERN CROSS REGION

Southern Cross Operations

Gold production for the quarter from the Southern Cross region was **49,341 fine ounces** at a cash cost of **$462 per ounce**.

Optimisation and debottle-necking of the Marvel Loch mill continued with improvements in availability, reliability and performance. The focus during the period shifted steadily from commissioning of the upgraded plant to improving metallurgical and production performance and lowering unit treatment costs, with record throughput consistent with design targets being achieved for the quarter.

The mining of the Marvel Loch Mine centre pit was completed during the quarter with the final pit depth deeper than planned due to improved ground conditions. Grade underperformed the Resource Model in the bottom of the Central Pit as predicted by grade control and was a driver of higher than acceptable costs. The waste stripping in South pit is ahead of schedule following the successful implementation of a production improvement programme in operations. The South pit will be a major ore producer in the next financial year.

An internal study into small scale/high grade mining methods at depth at Yilgarn Star is well advanced with recommendations being implemented within the revised mine plan. Mining occurred within lower grade stopes during the quarter as planned.

At Great Victoria the extraction development was completed on the 6 level with the mine continuing to outperform. Planning continued for the extraction of the crown pillar to recover approximately 300,000 tonnes of ore. The decline continued to be advanced past the 6 level for further mine exploration and development, targeting a further 500,000 tonnes of potential ore.

Dewatering of the existing Cornishman pit was essentially complete. The revised mine design to incorporate the previously reported significant intersections was received with mining set to resume in the June quarter.

Rescheduling of stoping sources at Golden Pig, along with some better than reserve grades, resulted in above budget gold production. The new ventilation shaft at the south end of the mine was completed, which will facilitate mining from the southern areas.

At Nevoria, approval was given to commence the mining of the small Newry pit cutback. The cutback will incorporate a new access to the Parbo pit for the Parbo underground mine.

SOUTHERN CROSS REGION – DEVELOPMENT

Marvel Loch Mine

Further technical studies continued on the underground potential of orebodies below the Marvel Loch open pit. The North underground mine design was further refined with attention given to integrating the Centre pit underground potential into the mine design. The scoping studies continued on the South pit with options being investigated to increase the final pit depth and the integration of the underground potential into the long term production profile. The North underground is scheduled to commence early next financial year, subject to Board approval.

Golden Pig Mine

Drilling from underground in the northern and southern ends of the mine continued to infill resources in the banded Iron and shear-hosted orebodies. Significant intercepts between 150 metres and 200 metres below surface include:

Hole ID	Northing	Easting	From	To	Interval (m)	Grade (g/t Au)	Comment
GPD2438	14480	4697	76.5	85.1	8.6	10.00	U/G Uphole Nth Resource
GPD2429	14520	4687	84.3	91.0	6.7	42.90	U/G Uphole Nth Resource
GPD2423	14540	4682	74.3	77.7	3.4	24.40	U/G Uphole Nth Resource
GPD2420	14560	4677	71.1	74.2	3.1	27.60	U/G Uphole Nth Resource
GPD2327	13190	4699	76.0	78.3	2.3	23.10	U/G Uphole Sth Resource
GPD2339	13230	4728	37.8	46.0	8.2	8.00	U/G Uphole Sth Resource
GPD2334	13210	4726	91.2	98.4	7.2	16.00	U/G Uphole Sth Resource
GPD2416	14580	4672	76.6	80.3	3.7	16.40	U/G Uphole Nth Resource

In addition, surface resource extension drilling commenced at the northern end of the mine, up to 500 metres along strike from the current workings. Significant intercepts, from 50 metres to 140 metres below surface, include:

Hole ID	Northing	Easting	From	To	Interval (m)	Grade (g/t Au)	Comment
GPRC532	14780	4665	164	168	4.0	4.61	Surface RC res dev
GPRC503	15120	4625	67	68	1.0	7.77	Surface RC res dev

These results continue to confirm the prospectivity of this area and the potential to continue to extend mine life.

Cornishman

Pit optimisations for the latest mine model have extended the potential open pit by up to 400 metres south of the current pit. Future drilling work is planned to extend coverage further along strike, and investigate deeper resources under the current pits. As a consequence of the increases in resources, mine commencement has been deferred into the June quarter, to ensure optimal design. The current mine design forecasts recoverable production at 65,000 ounces for the next mining phase.

Great Victoria

Underground resource definition drilling of Lode 1 targeted the 1 level crown pillar, and completion of work on the 6 level. Significant results from 130 metres to 285 metres below surface include:

Hole ID	Northing	Easting	From	To	Interval (m)	Grade (g/t Au)	Comment
GVD604	10412	2352	18.0	19.95	1.95	15.07	U/G
GVD606	10408	2353	4.1	6.65	2.55	20.21	U/G
GVD607	10411	2348	19.0	25.00	6.00	9.32	U/G
GVD130	10351	2301	32.5	38.00	5.50	7.30	Crown Pillar
GVD605	10412	2353	30.0	33.15	3.15	10.73	U/G

These results are consistent with the Company's view that mine life will continue to be extended.

Yilgarn Star

Underground resource extension drilling of the Premier and Northern Herringbone lodes was completed from the 15 level hangingwall drill drive. The results indicate narrow high grade intercepts from the Premier lode, with good continuity down dip. Significant results from 380 metres to 440 metres below surface include:

Hole ID	Northing	Easting	From	To	Interval (m)	Grade (g/t Au)	Comment
810/775N	10817	5657	147.00	151.00	2.59 True width	57.86	Downhole intercept 4.0m
830/790N	10818	5657	149.85	155.00	3.23 True width	13.56	Downhole intercept 5.15m
900/955	10941	5787	101.00	106.11	4.12 True width	13.69	Downhole intercept 5.11m
910/000	10983	5800	123.80	126.65	2.73 True width	29.96	Downhole intercept 3.15m
830/850N	10851	5644	133.00	138.00	3.67 True width	108.10	Downhole intercept 5.0m
860/790N	10818	5657	131.22	136.00	3.59 True width	25.22	Downhole intercept 4.78m

This work further confirms the potential to establish a smaller scale, low cost, high grade selective mining operation in the deeper mine zones.

SOUTHERN CROSS REGION – EXPLORATION

Southern Cross Joint Venture (SGW earning 60%)

In the Southern Cross Joint Venture, the Company is earning a 60% interest in tenements from Troy Resources, covering a 35 kilometre strike length of the greenstone belt between Southern Cross and Bullfinch. A number of gold anomalies were defined from a geochemical soil survey completed over favourable structural positions, interpreted from aeromagnetic data, in areas with little historic drilling. These range in size up to 1,000 metres by 300 metres with values up to 70ppb Au. In addition, a number of platinum anomalies were defined over folded and sheared layered ultramafic-mafic complexes. These range in size up to 800 metres by 200 metres with values up to 245ppb platinum. Infill soil sampling and drilling is planned to test these anomalies.

Parker Range Project

Exploration work continued in this project to evaluate the resource potential of a regionally extensive massive sulphide unit, which hosts the Great Victoria and Hercules gold deposits, south-east of Marvel Loch. Encouraging drilling results were returned from a number of geophysical targets, which confirmed the exploration model. Further drilling is planned.

LAVERTON REGION

Carosue Dam Mine

Gold production for the quarter was **32,737 fine ounces** at a cash cost of **$432 per ounce**. Cash costs per ounce and per tonne were higher than last quarter due to one-off benefits included in the last quarter, lower grade and a one-off stockpile adjustment being reflected in this quarters numbers.

Ore production for the quarter was principally sourced from the Karari Stage 2 pit cutback. Minor quantities of ore were mined from Luvironza Stage 1. Mining of the Karari Stage 3 and Luvironza Stage 2 cutbacks continued during the quarter. Mining in Karari Stage 1 was completed during the quarter. Total volumes mined during the quarter were in line with forecast.

Throughput increased from the previous quarter due to optimisation of the size of crushed ore fed to the mill and in part due to a larger proportion of semi oxidised ore from Karari Stage 2 replacing fresh ore from Karari Stage 1. The process plant operated above design capacity and above forecast, at an average annualised rate of 2.5Mtpa.

LAVERTON REGION – DEVELOPMENT

Resource modelling of the Twin Peaks and Monty's Dam deposits was completed during the quarter. Final pit optimisations and designs will be completed in April.

Infill drilling of the Safari Bore, Serengeti and Whirling Dervish resources commenced with the intention to convert these resource to reserves for the 2002 reserve statement.

The scoping study for the Red October underground resource was completed. This indicates that a commercially viable underground operation can be established at Red October recovering 150,000 ounces of gold from the resource over a four year period treating the ore through the Carosue Plant. The resource remains open at depth.

The first phase of the project will be to develop an exploration decline, accessing bulk sample locations to confirm the resource grade and continuity. Project commitment and timing is currently being assessed in the context of the Company's Five Year Plan.

LAVERTON REGION – EXPLORATION

Deep South Prospect

Drilling continued at the Deep South prospect, five kilometres east of Safari Bore. An updated Inferred Mineral Resource estimate, based on drilling to date, has been made of 1.5Mt at 4.0g/t gold for 200,000 ounces. The block model estimate utilised lower and upper grade cut-offs of 0.5g/t and 25g/t gold, respectively. The resource has a strike length of 540 metres and extends to a maximum depth of 280 metres below surface and is open down-

plunge. At this stage, forecast production would be in the range 50,000 to 70,000 ounces. This deposit would be mined in conjunction with Safari Bore and treated at the Carosue Plant.

Down-hole geophysical surveys also identified an anomaly outside the resource model, beneath the relatively less well mineralised southern section of the deposit. Reconnaissance drill testing of this target returned encouraging results:

Interval (m)	Grade (g/t Au)	Depth (m)
7.0	7.22	248
4.0	4.17	246

Further drilling is planned to map the extent of this mineralisation.

Tin Dog Prospect

The Tin Dog Prospect is located around a syenite intrusion in the Mt Hornet Shear Zone, 20 kilometres north-west of Safari Bore. Encouraging results have been returned from RAB drilling on the western and north-western flank of the intrusion. Results included:

Interval (m)	Grade (g/t Au)	Depth (m)
12.0	3.11	6
6.0	2.23	21
9.0	1.90	18
6.0	2.03	30
5.0	2.29	45

Further exploration is planned to evaluate the resource potential of the prospect.

Carosue Dam Area

A soil geochemical survey has been completed over areas west and south of Carosue Dam. A large gold anomaly 2.4 kilometres by 0.6 kilometres in size, with a peak value of 97ppb Au, has been defined, 1.5 kilometres south-west of Carosue Dam. Infill soil sampling and drilling is planned to test the anomaly.

Regional Ground Position

A review of exploration data in the ex-PacMin ground position around Carosue Dam has been completed. Several prospective structural zones and anomalies have been targeted for exploration programmes in the June quarter.

Tennant Creek (SGW 33%)

At Tennant Creek, the Chariot deposit is being evaluated with the Company's Joint Venture partners, Giants Reef Mining. Technical studies are being progressed with a view to developing a small scale, high grade underground resource in the 2003 fiscal year. Anticipated production from the deposit would be in the range 60,000 to 70,000 ounces for at least four years.

GOLD – PROGRESS ON STRATEGIC REVIEW

CONTEXT

A strategic review of the Company's Gold Division is being undertaken post the PacMin acquisition and as part of the Group's five year planning process.

The key objectives of the review are to outline a base development and production profile over the Five Year Plan timeframe for the three key regions and identify and progress exploration programmes consistent with optimising cash flows and returns in the medium to longer term.

The review is specifically focussing on:

- land and strategic tenement positions,
- resources and reserves,
- annual production,
- physical infrastructure and processing facilities,
- business processes and unit costs, and
- organisation structures

to identify the most appropriate mix for sustainable and profitable gold production.

Further, the review is also focussing on progress on the integration of the PacMin assets into Sons of Gwalia and realisation of the corporate and regional synergies targeted in the acquisition.

LEONORA REGION

Sons of Gwalia has now established itself as the dominant producer in the region controlling 2,200 square kilometres of prospective ground which has already demonstrated its potential through the discovery and long term production record at the Sons of Gwalia and Tarmoola Mines and a range of smaller satellite deposits.


THUNDERBOX
Thunderbox Shear Zone
WONDER NORTH
N
25
kilometres
TARMOOLA
RAINBOW
SEVERN
CARDINIA
Leonora
TOWER HILL
SONS OF GWALIA
ULYSSES
Leonora
Perth
WESTERN AUSTRALIA
SGW Tenements
Greenstone Belt
Processing Plant and Mine
Mine
Resource

PRODUCTION

The current production sources for Leonora are the Tarmoola open cut, Sons of Gwalia underground and open cut satellites including Ulysses. The immediate operating strategy is to direct ore from the Tarmoola Mine, the Gwalia Underground and adjacent mine sources through the Tarmoola processing plant with lower grade stockpiles used for blending to maintain a balanced feed rate of 3.5Mtpa. The Leonora plant will then be dedicated, for the immediate future, to processing of the Sons of Gwalia low grade stocks located adjacent to the plant.

Based on this integrated approach to operations, forecast production from the Leonora region will be approximately 250,000 ounces for the 2002/03 fiscal year.

In the five year context, the Tarmoola open cut will contribute at an average annual production rate of 140,000 ounces, supplemented by Gwalia Underground and satellite open cuts in the range 50,000 to 80,000 ounces, with the regional average around 200,000 ounces per year.

The current Gwalia Underground operation will continue and will remain under review both in respect to current performance and the future integration with the proposed development of Gwalia Deeps. While the two underground operations are separate, the Deeps development may provide more cost effective infrastructure to extract the resources between the current remnant mining areas and the targeted virgin, high grade deep mine development base production level for the region will be in excess of 200,000 ounces per year.

EXPLORATION

The exploration strategy for Leonora has been assessed and will be executed as three primary elements:

(i) Conversion of current prospects to mineable reserves,
(ii) Assessment of the Granite dome structure adjacent to the current Tarmoola operations targeting "Tarmoola type" structures, and
(iii) Northern 50 kilometres strike length assessment of the Thunderbox Shear Zone.

The immediate focus will be to convert Cardinia, Tower Hill and other similar satellite prospects to reserves for processing as part of the satellite feedstock mix. The Wonder North operation will commence in the June quarter, with first ore production scheduled in the September quarter.

Both the Granites and Thunderbox Shear programmes will focus on discovering orebodies with the potential to increase and/or extend production from the region to in excess of the current annual base. Existing infrastructure can readily support an operating production base well in excess of 300,000 ounces and remains Gwalia's target production level.

LAVERTON REGION

The consolidation of the Sons of Gwalia and PacMin tenements has established the Group as the dominant tenement holder in the South Laverton region with access to quality infrastructure and processing facilities at Carosue Dam.


Laverton Tectonic Zone
RED OCTOBER
Tin Dog
SAFARI
DEEP SOUTH
PORPHYRY
Keith-Kilkenny Tectonic Zone
TWIN PEAKS
MONTY DAM
CAROSUE DAM
N
25
kilometres
Laverton
Leonora
Kalgoorlie
Southern Cross
Perth
WESTERN AUSTRALIA
SGW Tenements
Greenstone Belt
Processing Plant and Mine
Resource
Prospect

PRODUCTION

The Laverton region has been consolidated around the infrastructure and new processing facilities established at Carosue Dam. Current primary feedstock is being supplied from the Luvironza and Karari open pits which will be supplemented by the commencement of operations at Whirling Dervish next year. These three open cut sources provide an average annualised feed rate of 2.2Mt at grades ranging between 1.5g/t to 2.0g/t. These bulk sources will provide the primary ore feed for the medium to longer term mine plan, which will be supplemented by the satellite deposits from early 2003.

A further synergistic benefit from the PacMin transaction has now been confirmed with the forecast increases in resources at Safari, Deep South and Red October. Technical studies confirm the preferred development option for these prospects is to establish a high quality, 80 kilometre haul road from Red October to Carosue Dam processing plant. This strategy eliminates the need to develop a stand alone processing facility adjacent to these deposits, reducing net capital outlays by up to $20 million. Preliminary quotations from haulage contractors indicate costs of haulage will be very competitive and due to the utilisation of the more efficient Carosue plant and infrastructure, the Company will maintain total unit costs at a similar level to the proposed smaller scale dedicated processing facility. The further advantage of this "infrastructure spine" approach is that it will also provide an efficient haulage facility for other potential satellite operations in the region.

Since acquiring the PacMin land holdings the Company's staff have worked on the geological modelling and mine design for a number of high grade satellite operations that will supplement these sources. The satellite operations include:

- Red October underground,
- Monty's Dam open cut,
- Twin Peaks open cut and underground,
- Safari open cut,
- Deep South open cut (and potential underground).

These satellite sources will supplement the existing open pits by adding higher grade feedstock ranging from 3.0g/t (open cut sources) to 9.0g/t (Red October) commencing in the June 2003 half.

In fiscal 2003, production from Carosue will be in excess of 120,000 ounces, predominantly underpinned by production from the open cut bulk tonnage sources. As the high grade satellites are introduced production will increase to in excess of 150,000 ounces in year two and for the rest of the plan. We anticipate the 150,000 ounces production rate will be sustained on a longer term basis as further depth extensions of these known resource positions are tested.

EXPLORATION

The exploration strategy for the Laverton region is being structured on the basis of a two part programme. The mine based resource development team is dedicated to converting resources to reserves at those prospects to sustain the targeted production rates while the Group's regional exploration team is focussed on bringing prospects to inferred resource level.

SOUTHERN CROSS REGION

The Southern Cross operations have been subject to a major rationalisation programme over the last 12 months. As resources at Yilgarn Star and Bullfinch have been depleted, the smaller, high cost processing plants associated with these operations have been closed while the Marvel Loch treatment plant has been upgraded from 2.0 to 2.6Mtpa capacity. The full cost benefit has not been realised due to the lower grades in current mining areas than in the Centre Pit. Further, manning levels have been reduced by more than 20% following rationalisation of administration and other support functions for the consolidated operations.


SOUTHERN CROSS JV
GOLDEN PIG
CORNISHMAN
MARVEL LOCH
NEVORIA
YILGARN STAR
Parker Range
HERCULES
GREAT VICTORIA
BOUNTY
N
25
Perth
WESTERN AUSTRALIA
SGW Tenements
Acquired Tenements
Greenstone Belt
Processing Plant and Mine
Mine
Resource
Prospect

PRODUCTION

Over the next five years the South Pit zone of the Marvel Loch open pit will comprise 40% of the feed to the processing plant. Golden Pig will continue to deliver in excess of 200,000 tpa at high grades, with contributions from recently upgraded sources including Great Victoria Underground and Cornishman increasing next year. In addition, development of the first underground operation from the north end of the Marvel Loch ore body will commence in the 2003 fiscal year.

Production at Southern Cross will increase to 250,000 ounces in fiscal 2003 [equity accounted 230,000 ounces] through the full year contribution from the upgraded processing capacity and improving grade contributions from South Pit and Cornishman.

In the five year context, production will move progressively towards a larger proportion of higher grade underground sources including:

- Golden Pig,
- Marvel Loch underground,
- Great Victoria underground, and
- Yilgarn Deeps.

These sources will be supplemented by production from open cut satellites including Cornishman and Hercules. In year three to five the equity accounted production will range from 230,000 to 270,000 ounces depending on the final processing mix, with an average of 250,000 as the target base.

EXPLORATION

The regional exploration strategy has been structured on a similar basis to Laverton. The mine site teams are focussed on converting resources to reserves and testing known orebody extensions to extend current mine lives and establish new underground operations below the existing open pit resources.

The regional exploration programme is still being structured consistent with the infrastructure hub strategy. However, the consolidation of land holdings through the recent acquisition of the Viceroy (Bounty) and other key landholdings has further consolidated the Company's dominant regional position and enhanced our ability to add life and quality to the current resource inventory.

PACMIN SYNERGIES BEING SECURED AS PLANNED

The corporate integration of PacMin into Sons of Gwalia has proceeded consistent with the targeted programme. The key elements and progress to date on these programmes includes:

- combined head office staff numbers have been reduced by 17 reflecting an annualised overhead cost reduction of $1.5 million,
- the PacMin corporate office has been closed and associated costs and services reduced to achieve a further $0.5 million annualised cost reduction,
- regional exploration teams have been integrated at both Leonora and Laverton and group services combined to further reduce annualised overhead costs by $0.5 million,
- major service contracts have been reviewed and negotiations are in progress to achieve a $2.0 million cost saving on common consumable items,
- regional administration structures are currently being rationalised and will be completed by June to further reduce ongoing costs by $0.5 million annually. With the closure of the Leonora Treatment facility in 12 months time, these savings will be substantially higher,
- SGW exploration funds have been redirected to higher priority regional prospects acquired through the PacMin transaction.
- The potential benefit from the utilisation of the Carosue Dam infrastructure to the original SGW Laverton prospects (Red October, Safari and Deep South) has been confirmed following completion of technical scoping studies.

Further work is ongoing seeking to identify and realise additional benefits from the consolidation of the three regional positions.

SUMMARY

The Company has established dominant positions in three of Australia's leading gold producing regions. The restructure of milling facilities and the integration and consolidation of the Company's activities in these regions continues.

The Company's Business Plan for the next five years indicates gold production of +600,000 per annum with the longer term objective of achieving sustainable annual gold production at these levels.

Exploration will continue to be aggressively pursued with the objective of achieving both short and long term exploration success in these proven gold belts.

The Company will continue to invest in its Gold Division to achieve the above objectives. The timing of project developments will be carefully managed from a sustainable cash flow and earnings perspective.

Operational and financial synergies have already been achieved. The Company will continue with targeted programmes aimed at further synergistic benefits, reducing unit costs and increasing both its delivered gold price and cash margin per ounce.

ADVANCED MINERALS

PRODUCTION

SONS OF GWALIA ADVANCED MINERALS PRODUCTION						
Operation	**Unit**	**13 weeks ending 30.06.01**	**13 weeks ending 30.09.01**	**13 weeks ending 31.12.01**	**13 weeks ending 31.03.02**	**Rolling Annual Result**
Greenbushes Tantalum[b]						
- Produced	Lbs Ta_2O_5	314,700	243,433	253,667	369,522	1,181,322
- Sold		382,599	200,544	257,750	348,684	1,189,577
Wodgina Tantalum[b]						
- Produced	Lbs Ta_2O_5	233,491	179,702	157,545	258,903	829,641
- Sold		193,332	185,691	172,714	217,406	769,143
TOTAL TANTALUM PRODUCED		**548,191**	**423,135**	**411,212**	**628,425**	**2,010,963**
TOTAL TANTALUM SOLD		**575,931**	**386,235**	**430,464**	**566,090**	**1,958,720**
Tin						
- Produced	Tonnes	345	266	187	193	991
- Sold		234	261	190	172	857
Lithium/Spodumene						
- Produced	Tonnes	13,673	19,829	29,941	22,036	85,479
- Sold		27,082	20,836	35,511	16,187	99,616
Kaolin						
- Produced	Tonnes	0	0	0	0	0
- Sold		120	120	113	40	393
Kemerton Silica Sand[a]						
- Produced	Tonnes	122,135	126,029	105,971	82,615	436,750
- Sold		165,103	89,818	87,838	91,532	434,291
Murray Basin JV[a]						
Rutile Produced	Tonnes	5,900	3,443	3,020	3,983	16,346
Zircon Produced	Tonnes	1,300	847	565	912	3,624
TOTAL HM PRODUCED		**7,200**	**4,290**	**3,585**	**4,895**	**19,970**

(a) All figures are 100%.
(b) Ta figures include production from various tribute contracts

ADVANCED MINERALS – SALES

During the Quarter, industry statistics indicate an ongoing reduction in inventory levels of various products. In addition, demand is steadily increasing in line with new orders for a range of tantalum products.

Tantalum sales increased over 30% quarter on quarter in line with contract commitments.

ADVANCED MINERALS – PRODUCTION

Target production increased by more than 50% quarter on quarter and the benefits of the recent expansion at both Greenbushes and Wodgina produced desired results.

Greenbushes Mine

Greenbushes produced **369,522 lbs** of Ta_2O_5, **193 tonnes** of tin and **22,036 tonnes** of lithium during the quarter. Tantalum sales totalled **348,648 lbs**, which was in line with contract commitments.

The Hon. Clive Brown, Minister for State Development, Tourism and Small Business, officially opened the Tantalum Expansion Project in March. Guests included the Company's major customers, federal, state and local government representatives and politicians, industry representatives, bankers, investment analysts and brokers.

Tantalum production from Greenbushes was in line with targets and reflected the smooth commissioning of the expanded treatment plant, which was completed ahead of schedule and under budget. The plant is now operating at nameplate capacity. Greenbushes now has installed production capacity in excess of 1.3 million lbs of Ta_2O_5 per annum, which will be progressively fine tuned and optimised over the medium term.

The development of the underground operation is progressing according to plan. The upper level ventilation system has been successfully installed and commissioned. First significant ore production from underground will occur during the latter half of next financial year. High grade underground ore will replace the current high grade ore from the Cornwall open pit, which will be depleted at about this time. Open cut operations will progressively transfer to the massive Central Lode area through this transition period.

The programme of infill underground diamond drilling reported last quarter continued. Thirty-four holes were completed during the quarter. Thirty-two significant intercepts of greater than four metres were recorded. Drilling results to date confirm resource estimates used to plan the underground development and are consistent with achieving the targeted production schedules.

Interval (m)	Grade		Downhole Start (m)	Depth Below Surface (m)
	Ta_2O_5 (ppm)	Sn (ppm)		
24.7	857	1,680	27.4	233
46.5	803	1,640	12.9	253
18.0	617	1,260	37.8	271
22.5	887	1,060	94.0	286
22.8	568	680	96.7	283
11.6	548	630	67.3	285
32.5	675	2,300	29.8	270

Mining preparatory works have progressed in the Central Lode open cut, with increased proportions of this ore now being included in the ore feed. A resource development RC drilling programme to investigate further extensions to the open cut ore body will commence next quarter.

Total site certification for ISO 9001-2000 was achieved during this quarter. Customer feed back on quality and product specifications continues to be positive.

Strong demand for lithium minerals continued. Production for this financial year is expected to exceed 90,000 tonnes compared to last financial year's production of 56,000 tonnes.

Wodgina Mine

Wodgina produced **258,903 lbs** of Ta_2O_5 during the quarter, with sales of **217,406 lbs** in line with contract commitments.

Production from Wodgina was in line with targets and reflected the smooth commissioning of the expanded treatment plant, which was completed ahead of schedule and under budget. The plant is now operating at nameplate capacity. Associated infrastructure including the gas fired power station, remote water supply and contract crushing installation all achieved completion criteria.

Wodgina now has installed production capacity in excess of 1 million lbs of Ta_2O_5 per annum. There is potential to further optimise and fine tune plant performance, which will be progressively implemented consistent with the strategy to have additional production capacity in place by December this year.

A resource development RC drilling programme is scheduled to commence late in the current quarter to investigate extensions of the ore body which have not been closed off by previous drilling.

Murray Basin Mineral Sands Joint Venture (50%)

During the quarter, the Wemen pilot/production operation produced **3,983 tonnes** of rutile and **912 tonnes** of zircon, a 36% improvement on the December quarter. At present the operation has improved from 50% of targeted capacity to 70% as the impact of plant modifications have had an early positive impact on production. Further

small modifications are now being put in place as the Joint Venture partners fine tune and optimise the physical configuration to achieve targeted capacity.

Mining at Wemen has encountered harder, more indurated ore than anticipated. Further modifications to increase the break out power of the dredge are in progress and mining techniques are also being fine-tuned. Valuable experience is being gained in the methodology of ore body assessment that will be applicable generally to evaluation of the Company's other resources within the Murray Basin.

In April a shipment of partially upgraded ilmenite will be transferred to the Cable Sands Mineral Processing Plant in Bunbury, Western Australia, where final mineral dressing of 15,000 tonnes of finished ilmenite will occur prior to export. A bulk parcel of 5,000 tonnes of MBT rutile will be co-shipped with this to North America. These trials further confirmed the validity of the recent process modifications at the Mildura plant.

CORPORATE

During the quarter, the Company made announcements relating to its resource and corporate position in the Murray Basin Mineral Sands area.

Murray Basin Heavy Minerals Province

The Murray Basin is rapidly emerging as a major heavy minerals ("HM") province with current reported resources of HM in excess of 110 million tonnes. The predominance of recently reported resources relate to strandline structures in which significant quantities of coarse grained heavy minerals have been concentrated at potentially economic levels which could sustain large scale, long life operations which are material in a global context.

The Company, along with its joint venture partner RZM Pty Ltd (a subsidiary of Nissho Iwai), recognised this potential and established Murray Basin Titanium ("MBT") to commission the first pilot plant and production scale unit at the Wemen mine site near Mildura in the Murray Basin where the associated downstream processing facilities are located.

Probo Mining Ltd

The Company has entered into an agreement to acquire all of the issued share capital of Probo. The Company has paid $5.525 million in cash and will issue 500,000 shares in the Company in approximately 12 months time to complete the purchase.

Probo is a 25% joint venture participant in the BIP Joint Venture ("BIP JV") with BeMaX Resources NL ("BeMaX") which holds 75%. The assets controlled by the BIP JV include the substantial Ginkgo and Snapper mineral sands resources and incorporate the recently announced Ginkgo Project.

The Company also currently holds approximately 19% of BeMaX's issued share capital. Combined with Probo's 25% joint venture interest, this equates to a total direct and indirect interest of approximately 40% in the BIP Joint Venture.

The Ginkgo Project

On 13 February 2002, BeMaX and Probo announced that a $6 million Bankable Feasibility Study ("BFS") on the development of the Ginkgo Project had been completed and had confirmed its economic viability.

The BFS indicated a mine life of approximately 14 years with estimated revenues over the life of the mine of approximately $1.2 billion. Average annual production was estimated at:

53,000 tonnes rutile
32,000 tonnes zircon
124,000 tonnes ilmenite
76,000 tonnes Hi-Ti (70% TiO_2)

BeMaX advised that the BFS was based on a proved and probable reserve of 184 million tonnes averaging 3.2% heavy minerals for total contained heavy minerals ("HM") of 5.7 million tonnes.

Murray Basin Titanium ("MBT") (50%)

The Company also announced the following significant heavy minerals resource discoveries and other milestones achieved by MBT.

1. Wemen

The Wemen project was initiated by MBT as a combined pilot plant and production unit. As the first producer in the Murray Basin, issues such as metallurgy, mineralogy, mineral processing and marketing of product have been analysed and tested through the commissioning stages.

The Wemen project, on a stand alone basis, has a mine life of approximately six years producing (approximately) the following heavy minerals concentrates on an annual basis:

30,000 tonnes of rutile
10,000 tonnes of zircon
30,000 tonnes of ilmenite

Capital development for the project was completed on time and within budget. However, modifications have been required as overburden variations and the coarser grained nature of the deposit resulted in the bottle-necking of some circuits in the mineral processing circuit. The project has highlighted critical design elements and confirmed a number of key parameters including resource estimating procedures, mining method selection, process flow sheet design and target product market segments.

2. Increases in Heavy Minerals Resources

(a) Since the beginning of the MBT Joint Venture, exploration work has increased contained HM resources within the MBT project area from approximately 5 million to in excess of 15 million tonnes.

(b) The recent discovery of the Ouyen prospect will add a significant quantity of heavy minerals to the Wemen project and is expected to substantially extend its mine life.

(c) The Company also announced the results of a Scoping Study conducted by MBT on the previously advised discoveries at Karra and Cylinder known as the Prungle Project:

Resources:	149 million tonnes at 4.3% HM for 6.4 million tonnes of HM
Mine Life:	+12 years
Annual Production:	45,000 tonnes rutile
	30,000 tonnes zircon
	120,000 tonnes ilmenite

One mining and treatment option for the Prungle Project is to expand the existing Mildura processing facilities with stand alone mining equipment including a dredge and concentrator. These potential production levels would be in addition to forecast production from Wemen/Ouyen.

Summary

Over the past two years the Company has achieved a dominant and strategic position in the northern area of the Murray Basin.

The Company:

(a) Holds approximately 19% of the issued capital of BeMaX which owns 75% of the Ginkgo Project.

(b) Has acquired Probo which owns a direct 25% interest in the Ginkgo Project.

(c) The combined interests in BeMaX and Probo equate to a total direct and indirect interest of 40% in the BIP Joint Venture.

(d) Holds a 50% interest in the MBT Joint Venture with RZM Ltd.

(e) MBT has developed the first production base in the Murray Basin at Wemen and Mildura and has increased its heavy minerals resource base by 200% through its interest in MBT.

(f) Has substantial interests in the largest consolidated resource base in the northern half of the Murray Basin as a result of its various holdings.

(g) Additional HM resources will result from the final resource estimates from Ouyen, which are nearing completion, and ongoing exploration in the various joint venture areas.

The Company believes that the Murray Basin has the potential to be a major and long life minerals sands producer subject to the consolidation of the resources in the region and the orderly and efficient allocation of capital to mine development.

MURRAY BASIN HEAVY MINERALS PROVINCE


Murray Basin Titanium Pty Ltd (MBT)
BIP Joint Venture (BeMaX 75%, Probo 25%)
Mine
Resource
Advanced Prospect
Murray Basin
State Border
BIRTHDAY GIFT
JACKS TANK
WINCHESTER
GINKGO
SNAPPER
GALLIPOLI
BIP JV
32Mt HM
PRUNGLE
Mildura
MBT
15 Mt HM
N.S.W
Vic.
N
50km
WEMEN
OUYEN
S.A.
N.S.W
Adelaide
Vic.

CORPORATE

ACQUISITIONS

Significant Extensions to the Southern Cross Tenement Holdings

The Company has entered into agreements with the administrators of the Bounty Gold Operations south of Marvel Loch in Western Australia to acquire 100% of the precious metals rights to a large number of tenements. Various JV partners control rights to other minerals. This transaction adds 110 kilometres in strike length to the Company's Southern Cross holdings [refer map in Southern Cross area].

The area acquired totals 1,240 square kilometres and excludes access to the Bounty Underground Mine. A small high grade deposit of approximately 20,000 ounces has already been identified as being able to be processed through the Company's Marvel Loch plant and there are a large number of other advanced exploration targets included in the package along with approximately 250,000 ounces of resources.

DISPOSALS

Kemerton Silica Sand Pty Ltd

As previously announced the Company sold its 70% equity interest in the Kemerton Silica Sand Project near Bunbury in the south-west of Western Australia. The cash consideration was $15 million with the purchasers assuming responsibility for all remaining project finance debt. Under the terms of the Agreement there is a price review clause relating to regulatory approvals for expansions which, if triggered, may result in the purchasers being entitled to a refund of $4.5 million.

Mt Gibson Gold Project

Under a transaction previously agreed to by PacMin, settlement occurred on the sale of the Mt Gibson Gold Projects in Western Australia to Gold Partners Ltd. Consideration payable to the Company for the sale included:

$0.5 million cash
$0.45 million in convertible notes
13.33 million shares in Gold Partners Ltd (approximately 14%)
$10/oz royalty for production in excess of 20,000 ounces

FINANCE OVERVIEW

As at 31 March 2002, the Company had:

- cash and cash equivalent on hand of approximately A$71 million;
- US$170 million of private placement notes outstanding with an A$ value of A$320 million; and
- A$ facilities drawn to $13 million.

As previously indicated, the Company has now finalised bank facilities totalling A$90 million, which at the end of the quarter are largely undrawn after approximately $29 million of A$ debt was repaid. Receivables increased and payables decreased as tantalum sales increased strongly and payables related to the tantalum plant expansions were paid down. The combined impact of these movements was a net increase in working capital of $27 million.

GOLD HEDGE BOOK

A summary of the hedge position at 31 March 2002 is as follows:

Sons of Gwalia Gold Hedging Summary

		A$ Contracts	US$ Contracts	Total
Put Options	oz	2,650,000	-	2,650,000
Convertible Puts/Forwards	oz	209,760	-	209,760
Forward Sales	oz	1,649,989	529,341	2,209,330
Average Hedged Price/oz	$	A$586	US$335	

The Company delivered all gold produced for the March 2002 quarter at an average price of A$592 per ounce. The average spot price for the quarter was A$564 per ounce.

In addition to the hedge book as tabled above, the Company has granted 807,210 ounces in calls and contingent calls. A total of 732,110 ounces are denominated in A$, of which 190,600 ounces will only come into existence should the spot price exceed certain barriers at particular dates in the future. The remaining 75,100 ounces are denominated in US$.

The current mark to market value of the Company's gold hedge and options book is negative $625 million. This calculation was based on a spot gold price of A$570 (US$301 gold price and 0.5285 A$/US$ exchange rate).

A table of the Company's consolidated gold hedge position is included in this Quarterly Report in accordance with the Australian Gold Council recommended format. Further information on the Company's gold hedging programme is available on the Company's website at www.sog.com.au.

GOLD FOREIGN EXCHANGE

As part of its gold hedging programme, the Company has sold forward US$43 million for delivery between May 2002 and December 2006 at an average rate around A$/US$ 0.65. A further US$5 million in US$ sold calls, resulting from the PacMin acquisition, are outstanding. These contracts mature between June 2002 and September 2002 and are struck at 0.70.

US$59 million in contingent US$ call options were also outstanding at 31 March 2002. These contracts have an average strike of 0.71 and mature between June 2002 and May 2005. They will not represent hedging commitments on the Company unless the A$/US$ exchange rate is below certain rates at particular dates in the future.

ADVANCED MINERALS FOREIGN EXCHANGE

Consistent with its hedging objectives, the Company continued to deliver into foreign exchange contracts during the quarter as they fell due.

Taking into account forward exchange contracts and sold US$ call options, the Company's hedging commitments total US$913 million. These contracts are spread over approximately six years covering contracted and forecast US$ revenues over the period. US$654 million is hedged via forward exchange contracts at an average of 0.695 extending to June 2008. US$259 million has been committed via US$ call options sold at an average 0.69 strike, which mature between April 2002 and September 2006.

US$279 million in contingent US$ call options were also outstanding at the end of the quarter. These contracts have an average rate around 0.73, but do not represent hedging commitments for the Company unless the A$/US$ exchange rate is below certain rates at particular dates in the future. These contracts mature between September 2002 and June 2006. Of these contingent calls, US$92 million will cease to exist should the exchange rate be above US 57 cents prior to expiry, with a further US$57 million that knock out if the exchange rate is above US 63-64 cents. An additional US$130 million, due in Year 2004-2005 and 2005-2006, will knock out should the exchange rate be above US 65 cents prior to expiry.

There are no margin calls in relation to any of the Company's hedging arrangements.

GWALIA

GOLD HEDGING SCHEDULE AT 31 MARCH 2002

		2001/02	2002/03	2003/04	2004/05	Balance	Total
Forward sales							
A$ denominated		112,666	223,564	195,700	268,800	849,259	1,649,989
ENRP		576	544	616	573	556	566
US$ denominated		6,000	24,000	62,600	109,400	327,341	529,341
ENRP		378	378	368	339	324	335
Put options purchased							
A$ denominated		66,500	434,000	448,000	299,500	1,402,000	2,650,000
ENRP		587	592	602	600	602	600
Convertible puts							
A$ denominated		0	0	0	0	30,000	30,000
ENRP		0	0	0	0	640	640
Convertible forwards							
A$ denominated		0	0	0	29,960	149,800	179,760
ENRP		0	0	0	560	560	560
Calls sold							
A$ denominated		44,250	80,800	95,000	88,760	251,700	560,510
ENRP		525	528	530	562	561	549
US$ denominated		0	75,100	0	0	0	75,100
ENRP		0	324	0	0	0	324
Contingent calls sold							
A$ denominated		0	42,900	42,900	42,900	42,900	171,600
Strike		0	525	525	525	525	525
Trigger		0	540	540	540	540	540
Calls purchased							
A$ denominated		0	0	0	0	180,480	180,480
ENRP		0	0	0	0	654	654
US$ denominated		0	0	0	0	7,680	7,680
ENRP		0	0	0	0	0	0
Committed ounces - A$ hedging	(1)	156,916	347,264	333,600	430,420	1,323,659	2,591,859
ENRP/Strike A$/oz		562	538	580	565	558	560
Committed ounces - US$ hedging	(1)	6,000	99,100	62,600	109,400	327,341	604,441
ENRP/Strike US$/oz		378	337	368	339	324	334
Uncommitted - A$ hedging	(2)	66,500	434,000	448,000	299,500	1,402,000	2,650,000
ENRP/Strike A$/oz		587	592	602	600	602	600
Total committed/uncommitted	(3)	229,416	880,364	844,200	839,320	3,053,000	5,846,300

ENRP is after allowing for gold lease rates at an average of 1.55% on 4,363,138 ounces. Of the remaining hedges, 1,037,210 ounces are hedged at fully fixed gold lease rates and 475,952 ounces are hedged on an indexed lease rate basis.

260,000 ounces in 2003/04 and 2004/05 are subject to a variable price arrangement under which the price received will vary with the spot price at maturity. *Based on the current spot of A$570, the Company would receive a price improvement of A$99 per ounce.* The effect of this price improvement is included in the ENRP calculation above.

1. Committed ounces comprise forward sales, variable price forwards, convertible puts and forwards, and sold calls.
2. Uncommitted hedging comprises puts.
3. The mark-to-market value of the gold hedge book at 31 March 2002 was negative A$625 million.
4. The mark-to-market value of the gold foreign exchange hedge book at 31 March 2002 was negative A$44 million.

INVESTOR INFORMATION

Directors

P K Lalor	Executive Chairman
M Cutifani	Managing Director
C J Lalor	Executive Director
T A Lang	Non-Executive Director
Prof. M R Richmond	Non-Executive Director

Senior Group Management

M H Adams	General Mgr, Gold Division
M D Bale	General Mgr, Advanced Minerals Division
C W Foley	General Mgr, Legal & Commercial
M J Langridge	General Mgr, Projects
J D Lilly	General Mgr, Business Improvement
J Mackie	General Mgr, Human Resources
L Mignacca	General Mgr, Accounting
D A Paull	General Mgr, Business Development
S T Pearce	Chief Financial Officer
M Russell	General Mgr, Technical Services
K P Watkins	General Mgr, Exploration

Issued Capital

The current issued capital of the Company is 164,426,886 shares.

Major Shareholders

Commonwealth Bank of Australia
Teck Cominco Limited
Permanent Trustee Company
Cabot Corporation

ADR Depository

Citibank NA
111 Wall Street
New York NY 10043
USA
Tel: (1 212) 657 7321
Fax: (1 212) 759 1649

Shareholder Enquiries

Matters relating to shares held, change of address, tax file number and dividends should be directed to the Share Registry:

Computershare Investor Services Pty Limited
Level 2, Reserve Bank Building
45 St George's Terrace
Perth WA 6000
Tel: (618) 9323 2000
Fax: (618) 9323 2033
Website: www.cshare.com.au

Registered and Principal Office

16 Parliament Place
West Perth WA 6005
Tel: (618) 9263 5555
Fax: (618) 9481 1271
Email: gwalia@sog.com.au
Website: www.sog.com.au

Enquiries concerning this Report may be directed to:

Peter Lalor – Executive Chairman
Mark Cutifani – Managing Director
Chris Lalor – Executive Director, Legal & Commercial
David Paull – General Manager, Business Development

This Report is also available on our website: www.sog.com.au

17.04.02

Unless otherwise noted:

Reference to Ore Reserves and Resources contained in this Report are based on, and accurately reflect, information compiled by Mr Clay Gordon, a full-time employee of the Company, who is a Corporate Member of the Australasian Institute of Mining and Metallurgy and has had in excess of five years experience in his field of activity.

The information contained in the report to which this statement is attached that relates to the Wemen Ore Reserves is based on information compiled by Mr Diederik Speijers. The information contained in the report to which this statement is attached that relates to the remaining mineral sands Mineral Resources is based on information compiled by Mr Ian Shackleton. Both are members of The Australasian Institute of Mining and Metallurgy. Mr Speijers is employed by mining consultants McDonald Speijers and Mr Shackleton is a full time employee of Murray Basin Titanium Pty Ltd, of which Sons of Gwalia is a joint venture partner. Both Mssrs Speijers & Shackleton have sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity he is undertaking to qualify as a Competent Personas defined in the 1999 edition of the Australian Code for Reporting of Mineral Resources and Ore Reserves. Both Mr Speijers & Shackleton consent to the inclusion in the report of the matters based on their information in the form and context in which it appears.

Australian Gold Council
Level 16
99 Walker Street
North Sydney NSW 2000
Tel: (612) 9923 2446
Fax: (612) 9923 1130
Email: email@australiangold.org.au